SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of August 2011

Commission File Number 1-31517

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing 100033, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    )

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐             No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

Exhibit Number		Page Number

1.1	Announcement of further information on the payment of final dividend, dated August 3, 2011.	A-1

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of China Telecom Corporation Limited (the “Company”) to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. The forward-looking statements include, without limitation, the continued growth of the telecommunications industry in China; the development of the regulatory environment; and the Company’s ability to successfully execute its business strategies.

Such forward-looking statements reflect the current views of the Company with respect to future events. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in the regulatory regime and significant policies for the telecommunications industry in China, including changes in the structure or functions of the primary industry regulator, Ministry of Industry and Information Technology, or the MIIT (which has assumed the regulatory functions of the former Ministry of Information Industry), or any changes in the regulatory policies of the MIIT and other relevant government authorities in China; the results of the ongoing restructuring of the telecommunications industry in China; any changes in the effects of competition on the demand and price of the Company’s telecommunications services; any changes in telecommunications and related technology and applications based on such technology; and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: August 4, 2011	By:	/s/ Wang Xiaochu
Name: Wang Xiaochu
Title: Chairman and Chief Executive Officer

3

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

China Telecom Corporation Limited

中国电信股份有限公司

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

FURTHER INFORMATION ON THE PAYMENT OF FINAL DIVIDEND

Reference is made to the announcement of China Telecom Corporation Limited (the “Company”) dated 20 May 2011 in respect of, amongst others, the payment of the final dividend for the year ended 31 December 2010 (the “2010 Final Dividend”) and the announcement of further information on the payment of final dividend dated 23 June 2011. The Company wishes to announce further information in relation to the payment of the 2010 Final Dividend.

Pursuant to the letter titled “Tax Arrangements on Dividends Paid to Hong Kong Residents by Mainland Companies” issued by The Stock Exchange of Hong Kong Limited on 4 July 2011 (enclosing therewith a reply letter of 28 June 2011 (in Chinese) from the State Administration of Taxation to Hong Kong Inland Revenue Department) (“the Stock Exchange Letter”), the overseas resident individual shareholders of the shares issued by domestic non-foreign invested enterprises in Hong Kong are entitled to the relevant preferential tax treatment pursuant to the provisions in the tax arrangements between PRC and the countries where they reside and the tax arrangements between Mainland China and Hong Kong (Macau).

As described in the announcement dated 23 June 2011, the Company has temporarily withheld 20% of the 2010 Final Dividend distributed to the individual H shareholders whose names appear on the register of members of H shares of the Company (the “Individual H Shareholders”). The Company will finally withhold and arrange for the payment of the withholding tax on behalf of the Individual H Shareholders pursuant to the above said Stock Exchange Letter and other relevant laws and regulations, including the “Notice of the State Administration of Taxation in relation to the Administrative Measures on Preferential Treatment Entitled by Non-residents under Tax Treaties (Tentative)” (Guo Shui Fa [2009] No.124) (《國家稅務總局關於印發<非居民享受稅收協定待遇管理辦法（試行）>的通知》（國稅發[2009]124 號）) (the “Tax Treaties Notice”). The Company will determine the country of domicile of the Individual H Shareholders based on the registered address as recorded in the register of members of the Company on 20 May 2011 (the “Registered Address”). The Company assumes no responsibility and disclaims all liabilities whatsoever in relation to the tax status or tax treatment of the Individual H Shareholders and for any claims arising from any delay in or inaccurate determination of the tax status or tax treatment of the Individual H Shareholders or any disputes over the withholding mechanism or arrangements. Details of arrangements are as follows:

•

for Individual H Shareholders who are Hong Kong or Macau residents and those whose country of domicile is a country which has entered into a tax treaty with PRC stipulating a dividend tax rate of 10%, the Company will finally withhold and pay individual income tax at the rate of 10% on behalf of the Individual H Shareholders.

A-1

•

for Individual H Shareholders whose country of domicile is a country which has entered into a tax treaty with PRC stipulating a dividend tax rate of less than 10%, the Company will finally withhold and pay individual income tax at the rate of 10% on behalf of the Individual H Shareholders. If relevant Individual H Shareholders would like to apply for a refund of the additional amount of tax withheld and paid, the Company can assist the relevant shareholders to handle the application for the underlying preferential tax benefits pursuant to the relevant tax treaty, provided that the relevant shareholder shall submit to the Company the information required under the Tax Treaties Notice on or before 18 August 2011. Upon review and approval by the relevant tax authorities, the Company will assist in the refund of excess tax withheld and paid.

•

for Individual H Shareholders whose country of domicile is a country which has entered into a tax treaty with PRC stipulating a dividend tax rate of more than 10% but less than 20%, the Company will finally withhold and pay individual income tax at the actual tax rate stipulated in the relevant tax treaty.

•

for Individual H Shareholders whose country of domicile is a country which has entered into a tax treaty with PRC stipulating a dividend tax rate of 20%, or a country which has not entered into any tax treaties with PRC, or under any other circumstances, the Company will finally withhold and pay individual income tax at the rate of 20% on behalf of the Individual H Shareholders.

If the domicile of an Individual H Shareholder is not the same as the Registered Address or if the Individual H Shareholder would like to apply for a refund of the additional amount of tax finally withheld and paid, the Individual H Shareholder shall notify and provide relevant supporting documents to the Company on or before 18 August 2011. Upon examination of the supporting documents by the relevant tax authorities, the Company will follow the guidance given by the tax authorities to implement relevant tax withholding provisions and arrangements. Individual H Shareholders may either personally or appoint a representative to attend to the procedures in accordance with the requirements under the Tax Treaties Notice if they do not provide the relevant supporting documents to the Company within the time period stated above.

After deducting the final withholding tax to be paid to the relevant tax authorities, the Company will arrange for the refund of the remaining portion (if any) of 20% of the 2010 Final Dividend temporarily withheld. It is expected that the refund cheques will be dispatched to the Individual H Shareholders on or around 31 August 2011 by ordinary post at their own risk.

A-2

Shareholders are recommended to consult their tax advisers regarding PRC, Hong Kong and other tax implications arising from their holding and disposal of H Shares of the Company.

By Order of the Board
China Telecom Corporation Limited
Yung Shun Loy, Jacky
Company Secretary

Beijing, PRC, 3 August 2011

As of the date of this announcement, the Board consists of Mr. Wang Xiaochu as the chairman and chief executive officer, Madam Wu Andi as the executive vice president and chief financial officer, Mr. Zhang Jiping, Mr. Zhang Chenshuang, Mr. Yang Xiaowei, Mr. Yang Jie, and Mr. Sun Kangmin as the executive vice presidents, Mr. Li Jinming as the non-executive director, and Mr. Wu Jichuan, Mr. Qin Xiao, Mr. Tse Hau Yin, Aloysius, Madam Cha May Lung, Laura, Mr. Xu Erming as the independent non-executive directors.

A-3